

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 25, 2009

Paul M. Harbolick, Jr.
Executive Vice President and
   Chief Financial Officer
Alliance Bankshares Corporation
14200 Park Meadow Drive
Suite 200 South
Chantilly, VA 20151

      RE: Alliance Bankshares Corporation
                Form 10-K for Fiscal Year Ended December 31, 2008
                Filed April 15, 2009
                File No. 000-49976

Dear Mr. Harbolick,

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 8. Financial Statements

Note 9. Intangible Assets and Goodwill, page 77

1.   Please revise future filings to disclose the following, if material:

   - Present separately your intangible assets balance from your goodwill balance
     on the face of your balance sheet for each period presented. Refer to
     paragraphs 42 and 43 of SFAS 142.

   - Present any goodwill impairment charge(s) taken as a separate line item on
     the face of your income statement for each period presented. Refer to
     paragraph 43 of SFAS 142.

   - Present the gross carrying amount and accumulated amortization, both in total
     and by major intangible asset class, for your intangible assets balance as of
     each period presented. Refer to paragraph 45.a of SFAS 142.

   - Present changes in the carrying amount of goodwill (e.g. a rollforward of the
     balance) for each period presented. Refer to paragraph 45.c of SFAS 142.

   - Disclose more information related to goodwill impairment charges taken,
     including a description of the facts and circumstances leading to the
     impairment and your method of determining the fair value of the associated
     reporting unit. Refer to paragraph 47 of SFAS 142.

Note 13. Income Taxes, page 80

2.   We note that you recorded a net loss for the years ended December 31, 2008 and
        2007 and the six-month period ended June 30, 2009, and that you are in a three-
        year cumulative net loss position at December 31, 2008. We also recognize that
        unsettled economic circumstances such as the continual deterioration in asset
        quality as reflected by the increase in nonperforming and foreclosed assets, as
        well as the corresponding increases in the amount of loan loss provisions could
        adversely affect future profit levels. Given your continued significant net losses
        into the second quarter 2009, please tell us and further revise future filing
        disclosures to address the following:

        a.   Tell us how you considered the guidance in paragraph 23 of SFAS 109 when
             concluding that a valuation allowance was not necessary at both December
             31, 2008 and June 30, 2009.

b. Tell us and provide additional detailed disclosure in future filings of both the specific positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance. Refer to paragraphs 23-24 of SFAS 109.

c. Considering that you are in a three-year cumulative loss position as of June 30, 2009, tell us how you considered paragraph 103 of SFAS 109.

d. Where you have utilized forecasts and/or projections regarding future earnings, discuss the related assumptions (including horizon) and tell us how those assumptions changed during the reporting periods. Specifically, tell us whether the losses incurred in the quarters ended March 31 and June 30, 2009 were in line with the projections you made when determining the need for a valuation allowance as of December 31, 2008, March 31, 2009 and June 30, 2009.

e. To the extent that you plan to rely upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact in future filings and provide a brief description of such strategies.

f. To the extent you have recorded a partial valuation allowance, clearly disclose in future filings how you determined the amount of the partial allowance and your basis for the determination that a partial rather than a full allowance was appropriate. Specifically discuss how you determined which of your deferred tax assets were more likely than not realizable and which were not more likely than not realizable when you computed your valuation allowance.

g. To the extent you continue to conclude that a valuation allowance is not necessary, please revise your disclosure in future filings to state specifically that you believe it is "more likely than not" that your deferred tax assets are realizable. Refer to paragraph 17(e) of SFAS 109.

h. Provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements in future filings, beginning with your next Form 10-Q, as applicable.

Item 9A. Controls and Procedures, page 100

3.   We note your disclosure that your deferred tax calculation model required several adjustments during the audit to incorporate requirements of Internal Revenue Code of 1986 and SFAS 109 and that you identified this deficiency as a material weakness. Please amend your Form 10-K filing to include an explanation of the actual control deficiency. For example, disclose whether the errors were the result of inadequate technical accounting resources or some other specific cause. In addition, tell us whether the errors impacted prior reporting periods and if so, explain how you determined the impact (quantitatively and qualitatively) on those periods was immaterial. Finally, address the impact of the errors on your monitoring controls.

4.   Please tell us how you were able to conclude that your Disclosure Controls and Procedures were effective when your Internal Controls over Financial Reporting were ineffective.

*   *   *   *   *   *

 As appropriate, please file an amendment to your December 31, 2008 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3474 if you have questions regarding our comment.

                                            Sincerely,

                                            Sharon Blume
                                            Assistant Chief Accountant